Borland Software Corporation
20450 Stevens Creek Blvd., Suite 800
Cupertino, CA 95014
(408) 863-2800
March 22, 2007
Via Edgar Submission
Ms. Barbara Jacobs
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Borland Software Corporation — Preliminary Proxy Statement
Dear Ms. Jacobs:
     On March 22, 2007, Borland Software Corporation (“Borland”) filed its Preliminary Proxy Statement pursuant to Rule 14a-6 of the Securities and Exchange Act of 1934, as amended. This letter is transmitted pursuant to Note 4 of Section (a)(6) of Rule 14a-6. Borland is filing a preliminary proxy statement because Borland has referred to and commented on a preliminary proxy statement filed by C. Robert Coates with the Securities and Exchange Commission on March 15, 2007.
     Should you have any questions regarding the Preliminary Proxy Statement filed by Borland, do not hesitate to contact the undersigned at (408) 863-2408 or via e-mail at mfruge@borland.com.
Regards,
Melissa Frugé